

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via E-mail
Judith Adelstein
Principal Executive Officer
BuyRite Club Corp.
7076 Spyglass Avenue
Parkland, Florida

> Re: **BuyRite Club Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed December 20, 2011**
> **File No. 333-154931**

Dear Ms. Judith Adelstein:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 14

1.   Please disclose the conclusions of your chief executive and chief financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the of the year based on the evaluation required by Exchange Act Rule 13a-15 or 15d-15. Please refer to Item 307 of Regulation S-K.

Changes in Internal Controls Over Financial Reporting, page 15

2.   Item 308(c) of Regulation S-K requires disclosure of any changes in internal control over financial reporting that occurred during the *last fiscal quarter* (rather than the period covered by the report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise.

Signatures, page 20

3.   We note that the report has been duly signed on your behalf by your principal executive officer, principal financial officer and sole board member. Please revise to also include the second signature block of Form 10-K and include the signature of Judith Adelstein in her capacities as principal executive officer, principal financial and accounting officer and sole board member. Please refer to the signature blocks of Form 10-K and General Instruction D(2) of Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief